Exhibit 99.1

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to proceed with Tasiast Phase Two and

Round Mountain Phase W expansion projects

Phase Two expected to transform Tasiast into a large, world-class mine with low costs;

feasibility study indicates 24% IRR and $2.2 billion in cash flow over life of mine

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page eight of this news release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario, September 18, 2017 – Kinross Gold Corporation (TSX: K; NYSE: KGC) is pleased to announce that it is proceeding with the Phase Two expansion of its Tasiast mine in Mauritania, which is expected to transform Tasiast into a large, world-class operation, with low costs, and a long mine life that is expected to generate significant cash flow.

Phase Two is expected to increase mill capacity to 30,000 tonnes per day (t/d) to produce an average of approximately 812,000 gold ounces (Au oz.) per year for the first five years, at an average production cost of sales of $440 per Au oz. and all-in sustaining cost of $655 per Au oz. The project is expected to generate strong free cash flow of $2.2 billion over the life of mine. Initial construction for Phase Two is expected to begin in early 2018, with expected initial plant and infrastructure capital costs of approximately $590 million. Commercial production is expected to begin in Q3 2020.

Tasiast Phase Two Feasibility Study Highlights
Metric	Combined Phase One and Phase Two estimates
Throughput capacity (t/d)	30,000
Average annual production (Au oz.) (2020 – 2024)	812,000
All-in sustaining cost[1] (per oz.) (2020 – 2024)	$655
Production cost of sales (per oz.) (2020 – 2024)	$440
Net present value[2] (NPV) (billion)	$1.43
Cash flow (billion) (2018 – 2029)	$2.2
Metric	Phase Two standalone
Initial capital expenditures (million)	$590
Internal rate of return[3] (IRR)	24%

*Based on a $1,200 per ounce gold price assumption and $55/bbl oil price assumption.

The Company is also pleased to announce its intent to proceed with the Round Mountain Phase W project in Nevada, pending completion of the permitting process, which is proceeding as planned. Phase W is expected to extend mining by five years and increase life-of-mine production by 1.5 million Au oz. at one of Kinross’ top performing mines located in one of the best mining jurisdictions in the world.

Round Mountain Phase W Feasibility Study Highlights
Metric	Phase W (incremental) estimates[4]
Life of mine production (million Au oz.)	1.5
Initial plant and infrastructure capital costs (million)	$230
Capitalized stripping (million) (2018-2020)	$213
Internal rate of return[3] (IRR)	13%
Net present value[2] (NPV) (million)	$135
Cash flow (million)	$265

*Based on a $1,200 per ounce gold price assumption and $55/bbl oil price assumption.

1 Throughout this news release, forecast site-level all-in sustaining cost excludes corporate overhead costs. This is a non-GAAP measure and is not defined under IFRS. Refer to “Reconciliation of non-GAAP financial measures” section in the Company’s Q2 2017 MD&A.

2 Throughout this news release, calculated based on a 5% discount rate from January 1, 2018 and after tax.

3 Throughout this news release, calculated January 1, 2018 forward.

4 Incremental to pre-Phase W mine plan and estimated mineral reserves.

Kinross Gold Corporation
25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Kinross expects to finance both projects with its strong balance sheet and existing liquidity, and operating cash flows. As of June 30, 2017, Kinross had cash and cash equivalents of $1,061.3 million, and available credit of $1,433.1 million, for total liquidity of approximately $2.5 billion. Kinross also has no debt maturities prior to 2021. Maintaining balance sheet strength and financial flexibility continue to be top priorities as the Company develops both projects.

The Phase Two and Phase W feasibility studies have been reviewed by third-party independent reviewers and were found to be consistent with industry best practices.

CEO commentary

J. Paul Rollinson, President and CEO, made the following comments in relation to the Tasiast Phase Two and Round Mountain Phase W projects:

“Our decision to proceed with the Tasiast Phase Two expansion underscores our determination to realize the potential of this world-class asset and generate significant value for our shareholders. Our continued focus on financial discipline and technical excellence has resulted in lower capital requirements than originally forecast, which would materially improve project IRR and NPV.

“With Phase Two, Tasiast’s annual production is expected to increase to more than 800,000 gold ounces per year for the first five years and significantly reduce costs. This strong improvement in Tasiast’s performance is expected to positively impact overall company performance metrics, strengthening our production profile and increasing cash flow.

“We have applied the same financial and technical rigour to the Phase W expansion at Round Mountain. Lower operating costs, combined with an optimized mine plan, have contributed to a further de-risking of the project and improved returns. Phase W is expected to add five years of mining at one of our best performing operations.

“We are delivering on our strategy while opening a new chapter as we invest in our long-term future growth. In short, this is great news for our shareholders.”

Tasiast Phase Two overview

The Phase Two feasibility study contemplates installing additional mill throughput of 18,000 t/d to the Phase One project’s 12,000 t/d capacity for a total combined capacity of 30,000 t/d.

Initial plant and infrastructure capital costs for the additional 18,000 t/d expansion are forecast to be $590 million, which is lower than the pre-feasibility estimate of $620 million. The combined Phase One and Phase Two non-sustaining capitalized stripping is expected to be $370 million from 2018 through the first half of 2020.

The Phase Two project is expected to generate significant positive economic benefits for Mauritania and its people through additional taxes, duties, wages and locally supplied goods and services. The Company is appreciative of the support of the Government of Mauritania during its seven years of operation in the country, and it continues to maintain a cooperative and constructive relationship with the Government and other local stakeholders. Major permitting for the Phase Two expansion has been completed.

“We support the Kinross decision to proceed with the Tasiast Phase Two expansion and the additional investment and long-term benefits the project will bring to the country and our people,” said Mauritania’s Minister of Petroleum, Energy & Mines Mohamed Abdel Vetah.

The completed Phase Two feasibility study reaffirms the previous pre-feasibility study results and has factored in recent improvements at Tasiast – including productivity improvements, lower input prices and increased throughput at the existing mill – to increase confidence in the feasibility study assumptions, lower execution risk, and generate a robust internal rate of return.

p. 2 Kinross to proceed with Tasiast Phase Two and Round Mountain Phase W expansion projects	www.kinross.com

Kinross Gold Corporation
25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

The expansion would replace the two current ball mills with a new larger ball mill, and add new leaching, thickening and refinery capacity and additions to the mining fleet. A new power plant would be added to power the 30,000 t/d mill, which is forecast to have an average production of approximately 812,000 Au oz. per year for its first five years of mine life (2020-2024), with a forecast cumulative gold production of 6.3 million Au oz. from 2020 to 2029. Operational metrics for the Phase Two expansion can be found in the table below.

Tasiast Phase Two 30,000 t/d Expansion*
Timeline	Operational metric	Estimate
2020-2024 (First five years of mining Phase Two operation)	Average annual production (Au oz.)	812,000
	Production cost of sales (per Au oz.)	$440
	All-in sustaining costs[1] (per Au oz.)	$655
	Average CIL grade processed (g/t)	2.50
	Strip ratio	6.4
	Average processing cost (per tonne)	$14.50
	Average mining cost (per tonne)**	$2.05
	Total tonnes mined (tonnes)	438,400,000
2025-2029 (Remaining life of mine)	Average annual production (Au oz.)	457,000
	Production cost of sales (per Au oz.)	$680
	All-in sustaining costs[1] (per Au oz.)	$835
	Average CIL grade processed (g/t)	1.45
	Strip ratio	4.8
	Average processing cost (per tonne)	$14.30
	Average mining cost (per tonne)**	$2.75
	Total tonnes mined (tonnes)	141,000,000
2020-2029 (Life of Project)	Average annual production (Au oz.)	634,000
	Production cost of sales (per Au oz.)	$530
	All-in sustaining costs[1] (per Au oz.)	$720
	Average CIL grade processed (g/t)	1.95
	Average recovery rate	93%
	Strip ratio	5.9
	Average processing cost (per tonne)	$14.40
	Average mining cost (per tonne)**	$2.25
	Total tonnes mined (tonnes)	579,300,000

*Based on a $1,200 per ounce gold price assumption and $55/bbl oil price assumption and combined Phase One and Phase Two expansion.

**Includes re-handle costs.

Based on an assumed gold price of $1,200/oz. and oil price of $55/bbl, the Phase Two expansion has an estimated incremental IRR of 24%, and the combined two-phased expansion has an NPV of $1.43 billion (after tax and unlevered, from January 1, 2018 forward). The two-phased expansion is expected to generate $2.2 billion in free cash flow after tax over the life of mine.

With the go-ahead decision for Phase Two, a project team has been established and advanced engineering has begun. Procurement of critical work equipment packages is advancing, as the construction period is expected to commence by early 2018, with Phase Two commercial production expected in Q3 2020.

p. 3 Kinross to proceed with Tasiast Phase Two and Round Mountain Phase W expansion projects	www.kinross.com

Kinross Gold Corporation
25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Forecast Phase Two Initial Plant and Infrastructure Capital Costs[2]	($ millions)
Processing plant	137
Power plant	76
Water supply	50
Mining fleet	49
EPCM	27
Indirect, owner’s cost and taxes	120
Contingency	79
Miscellaneous	52
Total	590

Tasiast Phase One update

The Tasiast Phase One project continues to progress well, being on time and on budget, with full commercial production expected in Q2 2018. Plant construction is now two-thirds complete. The SAG mill is now in place and work has begun on the installation of its gearless motor drive. Mechanical installations at the crusher, conveyor, stockpile and in the existing plant are proceeding well. The oxygen plant has been commissioned and is supporting the mine’s current production, and the new tailings storage facility is expected to be operational shortly.

Round Mountain Phase W overview

The Round Mountain Phase W feasibility study contemplates a layback of the current pit, construction of a new Carbon in Column (CIC) plant and heap leach pad, additions to the mining fleet and equipment, and relocation of some existing infrastructure. Stripping of Phase W ore is expected to begin in early 2018, pending the permitting process, which is proceeding on schedule. Construction and relocation of infrastructure is expected to be completed by Q2 2019, and initial low grade Phase W ore to be encountered in mid-2019.

Phase W is expected to add 1.5 million Au oz. to the life of mine plan and generate an incremental IRR of 13% and incremental NPV of $135 million based on a $1,200/oz. gold price and $55/bbl oil price (after tax and unlevered, from January 1, 2018 forward). Phase W is expected to generate incremental cash flow of $265 million, extend mining by five years from 2020 to 2024, and sustain the operation’s annual production at an average of approximately 341,000 Au oz. through 2024, at an average cost of sales of $765 per Au oz. The initial capital costs are forecast to be $230 million, plus incremental non-sustaining capitalized stripping of $215 million (2018-2020). Life of mine sustaining capital is expected to be $135 million.

The Phase W feasibility study has optimized the project plan by finding efficiencies to lower the cost structure. First, the operational team lowered mining, processing and G&A costs at the current operation through continuous improvement initiatives, directly benefitting the project mine plan. Second, after the Company acquired the 50% of Round Mountain it did not already own, the project team completed approximately 115,000 feet of infill, metallurgical and geotechnical drilling and rebuilt the Phase W geology model based on drilling results and historical production, substantially increasing the team’s understanding of the deposit. Third, through mine plan optimization and geotechnical analysis, a larger mineral inventory, now approximately 2.0 million gold ounces compared with 1.3 million gold ounces in the 2016 scoping study, was included in the project. This increase includes higher grade ounces at the bottom of the pit.

With the go-ahead decision for Phase W, procurement activities for long lead items and mining equipment have commenced, along with advanced engineering. Additional state and federal permitting for the project is required and is proceeding as planned.

p. 4 Kinross to proceed with Tasiast Phase Two and Round Mountain Phase W expansion projects	www.kinross.com

Kinross Gold Corporation
25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Round Mountain Phase W Expansion*
Timeline	Operational metric	Combined estimate (current mine plan + Phase W)
2018 – 2024** (Mining)	Average annual production (Au oz.)	341,000
	Production cost of sales (per Au eq. oz.)	$765
	All-in sustaining costs[1] (per Au eq. oz.)	$905
	Average grade processed (g/t)	0.65
	Strip ratio	2.9
	Average processing cost (per tonne)	$4.60
	Average mining cost (per tonne)	$2.00
2025 – 2027 (Stockpile Milling/Leaching)	Average annual production (Au oz.)	46,000
	Production cost of sales (per Au eq. oz.)	$720
	All-in sustaining costs[1] (per Au eq. oz.)	$785
	Average grade processed (g/t)	0.46
	Strip ratio	N/A
	Average processing cost (per tonne)	$14.70
	Average re-handle cost (per tonne)	$1.80
2018 – 2027 (Life of Project)	Average annual production (Au oz.)	253,000
	Production cost of sales (per Au eq. oz.)	$765
	All-in sustaining costs[1] (per Au eq. oz.)	$900
	Average grade processed (g/t)	0.65
	Strip ratio	2.9
	Average processing cost (per tonne)	$4.80
	Average mining cost (per tonne)	$2.00

*Based on a $1,200 per ounce gold price assumption and $55/bbl oil price assumption.

**Includes years with large variances from the forecast average of up to +/-150 koz.

Round Mountain Phase W Expansion*
Operational metric	Incremental Phase W estimate
Life of mine production (million Au oz.)	1.5
Life of mine ore processed (million tonnes)	77.6
Average grade processed (g/t)	0.8
Strip ratio	4.0
Initial plant and infrastructure capital costs (million)	$230
Capitalized stripping (million)	$215
Internal rate of return[3] (IRR)	13%
Net present value[2] (NPV) (million)	$135

*Based on a $1,200 per ounce gold price assumption and $55/bbl oil price assumption.

p. 5 Kinross to proceed with Tasiast Phase Two and Round Mountain Phase W expansion projects	www.kinross.com

Kinross Gold Corporation
25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Forecast Phase W Capital Costs[2]	($ millions)
Mining fleet	75
Infrastructure	65
Heap leach pad	21
Process facilities	17
Tailings	9
Indirect, owner’s cost, and taxes	18
Contingency	27
Total	230

Gold price sensitivity estimates

	Tasiast Phase Two Expansion (30,000 t/d) Average Gold Price
Financial Metric	$1,100/oz.	$1,200/oz.	$1,300/oz.	$1,400/oz.
IRR[3] (standalone)	19%	24%	28%	31%
NPV[2] (combined Phase One and Phase Two)	$977 million	$1.43 billion	$1.83 billion	$2.22 billion

	Round Mountain Phase W Project (incremental) Average Gold Price
Financial Metric	$1,100/oz.	$1,200/oz.	$1,300/oz.	$1,400/oz.
IRR[3]	7%	13%	17%	20%
NPV[2]	$31 million	$135 million	$216 million	$295 million

Oil price sensitivity estimates

	Tasiast Phase Two Expansion (30,000 t/d) Oil Price
Financial Metric	$45/bbl	$50/bbl	$55/bbl	$60/bbl	$65/bbl
IRR[3] (standalone)	24.9%	24.6%	24.2%	23.9%	23.5%
NPV[2] (combined Phase One and Phase Two)	$1.49 billion	$1.46 billion	$1.43 billion	$1.39 billion	$1.36 billion

	Round Mountain Phase W Project (incremental) Oil Price
Financial Metric	$45/bbl	$55/bbl	$60/bbl	$65/bbl
IRR[3]	14.1%	12.7%	12.0%	11.3%
NPV[2]	$159 million	$135 million	$123 million	$111 million

p. 6 Kinross to proceed with Tasiast Phase Two and Round Mountain Phase W expansion projects	www.kinross.com

Kinross Gold Corporation
25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Mineral reserves and mineral resource estimates5

As a result of the Phase W feasibility study, estimated proven and probable mineral reserves at Round Mountain increased from 1.3 million Au oz. (as of December 31, 2016) to 2.8 million Au oz. This incorporates mining depletion of approximately 400,000 Au oz. from January 1, 2017 to July 31, 2017. The estimated mineral resource decreased from approximately 3.8 million Au oz. to 3.7 million Au oz. This change is the net of the 2.0 million Au oz. that were converted from mineral resources to mineral reserves offset by the addition of the 1.9 million Au oz. of new mineral resources.

Round Mountain Proven and Probable Mineral Reserves[6] (Closing Balance July 31, 2017)
	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Proven	31,173	0.60	599
Probable	92,964	0.73	2,197
Total	124,137	0.70	2,796

Round Mountain Measured and Indicated Mineral Resources[7] (Closing Balance July 31, 2017)
	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Measured	598	0.50	11
Indicated	85,881	0.81	1,958
Total	86,478	0.71	1,969

Round Mountain Inferred Mineral Resources (Closing Balance July 31, 2017)
	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Inferred	70,132	0.75	1,700

5 These updated estimates are different from those reported in the 2016 fourth-quarter and year-end results news release dated February 15, 2017. For further information and assumptions see the Company’s Annual Information Form dated March 31, 2017, available at www.kinross.com and under the Company’s profile on SEDAR (www.sedar.com).

6 Proven mineral reserve estimates include the reserve stockpile.

7 Measured mineral resource estimates include the resource stockpile.

p. 7 Kinross to proceed with Tasiast Phase Two and Round Mountain Phase W expansion projects	www.kinross.com

Kinross Gold Corporation
25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Presentation and question and answer session

In connection with the release, Kinross will hold a conference call and audio webcast today at 10:00 a.m. ET to discuss the details of the studies, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610

Outside of Canada & US – 1-604-638-5340

UK toll-free – 0808-101-2791

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 1683 followed by #.

Outside of Canada & US – 1-604-638-9010; Passcode – 1683 followed by #.

You may also access the presentation and question and answer session on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

Phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

Phone: 416-365-3390

tom.elliott@kinross.com

p. 8 Kinross to proceed with Tasiast Phase Two and Round Mountain Phase W expansion projects	www.kinross.com

Kinross Gold Corporation
25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Cautionary Statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release include those under the headings CEO Commentary”, “Tasiast Phase Two overview”, “Tasiast Phase One update”, “Round Mountain Phase W overview”, “Gold Price Sensitivity Estimates”, and “Mineral reserve and mineral resource estimates””, and include, without limitation, statements with respect to: our estimates, expectations, forecasts and guidance for production, production costs of sales, all-in sustaining cost and capital expenditures, cost savings, project economics (including net present value and internal rates of return) and other information contained in the feasibility studies; as well as references to other possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of expansion development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, and environmental risks. The words “anticipates”, “contemplate”, ‘‘estimate’’, ‘‘expect’’, “explore”, “feasibility”, “focus”, ‘‘forecast”, “future”, “guidance”, “indicate”, “intent”, “liquidity”, “model”, “optimize”, “phased”, “planned”, “potential”, “proceeding”, “projected”, “realized”, “schedule”, “study”, or “timeline”, or variations of or similar such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, “will” or ‘‘would’’ occur, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form dated March 31, 2017 and our full-year 2016 and second quarter 2017 Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events and other or related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company's operations being consistent with Kinross' current expectations including, without limitation, the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the development and operation of the Tasiast Phase Two expansion and the Round Mountain Phase W expansion including, without limitation, work permits, necessary import authorizations for goods and equipment, exploration license conversions at Tasiast, and a finding of no significant impact in the Decision Record for Phase W at Round Mountain; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, potential amendments to customs and mining laws (including but not limited amendments to the VAT) in Mauritania being consistent with Kinross' current expectations; (4) the exchange rate between the currencies in which the Company does business including but not limited to Canadian dollar, Mauritanian ouguiya, and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (9) labour and materials costs increasing on a basis consistent with Kinross' current expectations; (10) the terms and conditions of the legal and fiscal stability agreement for the Tasiast being interpreted and applied in a manner consistent with its intent and Kinross' expectations; (11) goodwill and/or asset impairment potential; and (12) access to capital markets, including but not limited to Kinross’ credit rating, being consistent with the Company's current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: international economic sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company's business, operations or other activities in, any such jurisdiction; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees); fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in countries in which Kinross does business or may carry on business including but not limited to Mauritania; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions, cease and desist orders and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our Annual Information Form dated March 31, 2017 and the "Risk Analysis" section of our full year 2016 Management’s Discussion& Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward looking statements, except to the extent required by applicable law.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable. The technical information about Tasiast and Round Mountain contained in this news release has been prepared under the supervision of and verified by Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

p. 9 Kinross to proceed with Tasiast Phase Two and Round Mountain Phase W expansion projects	www.kinross.com